U. S. Securities and Exchange Commission
Washington, D.C. 20549


Second Amentment To
Form 10SB-12(g)


General Form For Registration Of Securities Of
Small Business Issuers
Under Section 12(b) or 12(g) of the
Securities Exchange Act of 1934



Unique Bagel Co., Inc.
(Name of Small Business Issuer in its charter)



Delaware    	                                     Applied For
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification No.)



127 Bunga Ext., Ayala Alabang Village, Muntinlupa City
Metro Manila, Philippines 1780
(Address and ZIP code of Principal Office)



(632) 842-2675
(Issuer's Telephone Number, Including Area Code)




Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:    None

Name of each exchange on which each class is to be registered:     None




Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of class)





ITEM 1  DESCRIPTION OF BUSINESS


GENERAL

Unique Bagel Co., Inc. (the "Company" or the "Issuer") was incorporated under the laws of the State of Delaware on August 11, 1998. The articles of incorporation of the Company authorized the issuance of fifty million (50,000,000) shares of Common Stock at a par value of $0.0001 per share. Also on August 11, 1998 the Company acquired a nineteen percent (19%) interest in New York Bagel Company, Inc. (hereinafter NYBC) in exchange for 5,000,000 shares of common stock in the Issuer. The 19% interest in NYBC was acquired from Dennis Greenfield, the President and sole shareholder of NYBC. Mr. Greenfield is also the President and majority shareholder of the Issuer. On August 19, 1998 a Form D was filed with the Securities and Exchange Commission and, thereafter, 500,000 shares of common stock were sold at a price of one cent each pursuant to a Rule 504 exemption. This offering raised a total of $5,000. Of this sum, $2,994 had been expended and $2,006 remained in a cash account as of March 31, 2000. All sums expended went to pay legal, accounting and transfer agent fees.

On March 31, 1999 the Company authorized a two (2) for one (1) forward stock split, resulting in a total of 11,000,000 common shares then issued and outstanding. On March 17, 2000 the Company authorized a second two (2) for one
(1) forward stock split, increasing the total number of issued and outstanding shares to 22,000,000. Immediately thereafter, also on March 17, 2000, Dennis Greenfield, the President of the Company and the holder of 20,000,000 shares, returned 15,000,000 of his shares to the treasury for cancellation. Consequently, Mr. Greenfield now holds the same number of shares in the Company that he received originally in exchange for his 19% interest in NYBC:
5,000,000 shares. As a result of the split and subsequent cancellation there are, as of the date hereof, seven million (7,000,000) shares issued and outstanding.

The Company currently owns a nineteen percent (19%) interest in New York Bagel Company, Inc. (hereinafter NYBC), a Philippine corporation producing and selling health oriented breads and bagels. The 19% interest in NYBC, as well as a three year option to acquire the remaining eighty-one percent (81%) of NYBC, were acquired from Dennis Greenfield, the President and sole shareholder of NYBC, in exchange for 5,000,000 shares of common stock in the Issuer. Mr. Greenfield is also the President and majority shareholder of the Issuer, and, at the time of this exchange, he was the sole shareholder of the Issuer. Because Mr. Greenfield was the sole shareholder of both corporations this exchange was not made on an arms length basis. The 5,000,000 shares issued by the Company to Mr. Greenfield was the only consideration given for the 19% interest in NYBC and the option to acquire the remaining 81% of NYBC. The option to acquire the remainder of NYBC will expire at 5:00 p.m. (Manila time) on August 10, 2001 unless exercised prior to that time. Exercise of the option would require approval by a majority of the disinterested directors of the Issuer. The Issuer currently has (and has had since inception) only one disinterested director, and that director is also an employee of NYBC.
Exercise of the option would also require and the issuance to Mr. Greenfield of an additional twenty million (20,000,000) shares of common stock in the Issuer. This would bring Mr. Greenfields total holding in the Company to 25,000,000 shares of common stock.


Business Description

The Issuer has no direct operations other than to oversee the business of NYBC. Therefore this business description will concentrate on the activities of NYBC, the Philippine corporation which is the Issuer's only asset.

Over the past three years NYBC has developed, produced, and marketed a line of traditional, New York style bagels as well as a line of bagels and other bread products which are formulated for people who are very health conscious and/or who have restrictive diets as a result of health problems. At the present time, approximately 75% of NYBC's business is generated from the health conscious market and the business is growing.

In a typical bagel shop customers find a long list of flavored bagels, all made from white flour, as well as a plain whole wheat bagel and, in some cases, a five grain bagel. But most shops do not offer flavored whole wheat bagels or flavored five grain bagels. Some people are wheat intolerant or are diabetics and therefore cannot eat wheat flour because it creates problems with their blood sugar, but they can eat other flour products, such as rice flour, soy flour, amarynth flour and a host of other grains. Yet these flours are not found in the vast majority of bakeries, and management is not aware of any competing bagel shops which offer such products. NYBC does use these alternate flours in the production of its baked products, and thus appeals to those concumers who are wheat intolerant.

In addition to bagels, NYBC makes other baked items, such as pita bread and loaf breads, all made with the same types of healthy flours. NYBC also produces a wide array of fat free muffins, granola bars, various spreads,
pickles, etc.   All of these items are designed to fit a niche market of
specialty foods, slightly more expensive than the ordinary run of the mill, but quality is a prime concern. All ingredients are organic in origin as much as possible and healthy to consume. To this is of course added a complete line of regular white flour bagels and Philly Cream Cheese spreads.

With the exception of rice flour, all of the flours used by NYBC are imported into the Philippines and are readily available from a large number of competing importer/wholesalers. Rice flour is available from mills throughout the Philippines. Thus the Company is not dependent on any single supplier for any of its raw material. Wheat, whole wheat and seven grain flours are imported from the United States and Canada. Rye, pumpernickel and other specialized flours are imported chiefly from Germany. Amarynth and soy flours are imported from several countries.

NYBC's production process for the bagel is highly traditional. Many bagel shops are employing new steam ovens for their bagel making process. In this the bagel is steamed while baking rather than being boiled for several minutes prior to baking. Also, most outlets using these ovens use a pre-mix, which of course is loaded with preservatives, extenders and the like. In traditional bagel baking there are three processes to complete the bagel and preservatives are never used. Following the traditional process, NYBC's bakers first prepare the dough and let it rise, then broil it to toughen the outside and accelerate the yeast action, then boil it for a few minutes before the final baking.

Management is preparing to expand the company to reach a wider market in the Philippines and to introduce the products in other cities in Asia and ultimately in the US. Plans include patenting the recipes for the specialty wheats and then establishing a franchise operation throughout Asia. Management anticipates that franchises will be fully integrated operations with baking, wholesale sales, and retail sales all under one roof.

The profit margin on sales is also about 40% of the selling price.   Sales are
generated through home deliveries (this covers about 35% of sales), through outlet stores (about 30% of sales), and through direct sales (about 35% of sales).

The current product line includes 32 flavors of bagels and 6 different kinds of bagel bases; 18 flavors of muffins, all whole wheat; Bagel chips; Pita bread chips; Pita Bread, in 6 different flours; an array of pickles, smears, tofu dips, middle eastern dips, etc.

Manufacturing Facilities

NYBC currently produces its baked products in a commercial bakery and retail location of approximately 1500 square feet. NYBC has a second retail location of approximately 880 square feet. These facilities are rented on a month to month basis. In addition, the Issuer utilizes a space of approximately 50 square feet which is provided gratis by the President of the Company.

Employees

NYBC employs a total of twenty-eight (28) persons, all of whom are full time employees. The Issuer has no employees.

Sales

NYBC has monthly sales of approximately $30,000. Because of the lower standard and cost of living in the Philippines, management considers this an acceptable level of sales for this stage of NYBC's development.

Competition

While other bagel shops are operating in the Philippines, there are none which appeal to the health conscious consumer through the use of alternative flowers in the way that NYBC does.

Research and Development

NYBC continues to research and develop the use of new flours and new recipes, however the cost of this is currently negligible as it is done in the same bakery and using the same workers used for regular production.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Liquidity and Capital Resources

The Issuer is in the development stage. It is only a holding company. It has no ongoing expenses other than those required to maintain its corporate existence. It pays no salaries and no rent. Similarly, the Company has no current source of revenues. Its only prospective source of income is the possibility of future dividends from its 19% holding in NYBC. Therefore, the Company's continued existence is entirely dependent upon the future success of NYBC.

NYBC moved in to a new 1,500 square foot bakery and retail facility in December 1999, and into a new 880 square foot retail facility in January, 2000. The company had previously operated from the Presidents home. These moves enabled it to serve far more customers, both wholesale and retail. As a result, NYBC grew substantially in the first five months of 2000.

However, in the five months ended May 31, 2000, as a result of its facilities expansions, NYBC posted net profits of 1,734,407 pesos (approximately $43,360) on sales of 6,053,089 pesos (approximately $151,300). These figures represent an increase in net profits for five months of approximately 319% over the preceding twelve months, and an increase in sales for five months of approximately 251% over the preceding twelve months. This growth in sales and profits resulted in greater liquidity. As of May 31, 2000 NYBC had cash on hand of 3,052,976 pesos and total liabilities of 1,218,569 pesos. The difference of 1,834,407 pesos represents approximately $45,800 U.S. Dollars. Management of NYBC does not expect to open any additional facilities this year, but it does expect sales and earnings to continue at their current pace. Thus management expects net profits for the year ending December 31, 2000 to be approximately $100,000. Management of NYBC further expects that these higher profits will result in a dividend distribution, giving the Issuer its first revenues.

In the future, NYBC hopes to grow through franchising its business. If successful, this plan will allow it to add new outlets without any capital expenditure, and to earn both initial franchise fees and an ongoing revenue stream from franchisees. Current plans call for the sale of the first franchises in early 2001. Given its current profitability and plans for expansion through franchising, management of NYBC foresees no probable trends or events that would adversely impact liquidity.

Similarly, management of the Issuer currently believes that it has sufficient cash to meet its needs and that it is not likely to face a need for increased capital or liquidity in the foreseeable future. The Issuer currently has cash on hand of $2,006 and no liabilities. It is believed that this sum will be sufficient to maintain the Company for at least a year. As discussed above, management anticipates that it will receive its first dividends from NYBC before the end of this year. Management expects that those dividends will be in an amount at least equal to, and probably greater than, annual expenses. Based on the foregoing, the Company's capital is sufficient to allow it to continue to finance operating activities in this manner for the foreseeable future.

The Company acquired its 19% interest in NYBC from the sole shareholder of that company, and the president of the Issuer, in exchange for 5,000,000 shares of common stock in the Issuer. The 19% interest in NYBC was valued at $5,966 based on cost. The Company holds an option to acquire the remaining 81% of NYBC. This option is exercisable by the issuance of 20,000,000 shares of common stock in the Company. Thus the acquisition of the remaining 81% of NYBC will create no expenditure of cash and no liquidity concerns for the Company. Management currently expects to exercise the option to acquire the remainder of NYBC before that option expires on August 10, 2001. Management has deferred exercise in the past for two reasons. First, it wanted to be reasonably certain of NYBCs survival and profitability. That survival and success now seems probable. Second, it wanted to see that there was a quoted market for its shares, either on the O.T.C. Pink Sheets or on the O.T.C. Bulletin Board. Management is currently attempting to obtain such a quotation.

Results of Operations of NYBC

NYBC's balance sheet for the year ended December 31, 1998 showed total assets of 840,011 pesos (approximately $21,000) consisting of 801,586 pesos in cash, 28,973 pesos in pre-paid expenses, and 9,452 pesos in equipment net of depreciation. In keeping with the Philippine practice of eliminating debts before the year end, there were no liabilities. The Company's balance sheet for the period ending December 31, 1999 reflects total assets of 1,384,276 pesos (approximately $34,600), consisting of 1,347,542 pesos in cash and 36,734 pesos in pre-paid expenses. The equipment was fully depreciated at that point and carried no book value. Once again, in keeping with the Philippine practice of eliminating debts before the year end, there were no liabilities. Equity grew by 544,265 pesos (approximately $13,600) in 1999.

NYBC's profits for the year ended December 31, 1999 were 544,265 pesos (approximately $13,600), on sales of 2,409,503 pesos (approximately $60,200). This compares favorably with the year ended December 31, 1998 when profits were 503,515 pesos (approximately $12,600), on sales of 1,927,602 pesos (approximately $48,200). Thus 1999 saw an increase in net profits of approximately 8% over 1998.

NYBC moved in to a new 1,500 square foot bakery and retail facility in December 1999, and into a new 880 square foot retail facility in January, 2000. The company had previously operated from the Presidents home. These moves enabled it to serve far more customers, both wholesale and retail. As a result, NYBC grew substantially in the first five months of 2000. In the five months ended May 31, 2000 NYBC posted net profits of 1,734,407 pesos (approximately $43,360) on sales of 6,053,089 pesos (approximately $151,300). These figures represent an increase in net profits for five months of approximately 319% over the preceding twelve months, and an increase in sales for five months of approximately 251% over the preceding twelve months. This growth in sales and profits resulted in greater liquidity. As of May 31, 2000 NYBC had cash on hand of 3,052,976 pesos and total liabilities of 1,218,569 pesos. The difference of 1,834,407 pesos represents approximately $45,800 U.S. Dollars. Management of NYBC does not expect to open any additional facilities this year, but it does expect sales and earnings to continue at their current pace. Thus management expects net profits for the year ending December 31, 2000 to be approximately $100,000. Management of NYBC further expects that these higher profits will result in a dividend distribution, giving the Issuer its first revenues from dividend distributions.

Management of NYBC believes that profits currently generated by operations are sufficient to meet the company's capital needs, and there are no plans which would require the expenditure of capital beyond what is generated by operations. The business is not subject to seasonal fluctuations, and there are no significant elements of income or expense which do not arise from the continuing operations of the business. Management plans to grow the business through franchising. If successful, this plan will allow it to add new outlets without any capital expenditure, and to earn initial franchise fees and ongoing revenues from franchisees. Current plans call for the sale of the first franchises in early 2001. Given its current profitability and plans for expansion through franchising, management of NYBC foresees no probable trends or events that would adversely impact liquidity.



Plan of Operation of the Issuer

The Company's balance sheet for the period ended December 31, 1998, which was the Company's first five months after incorporation, showed total assets of $11,091 consisting of $5,000 in cash, $125 in organizational costs, and $5,966 being the value of its investment in New York Bagel Company, Inc. The $5,000 in cash resulted from a private placement. There were no liabilities. The Company's balance sheet for the period ending December 31, 1999, the Company's first full year of operation, reflects total assets of $8,097, consisting of $2,006 in cash, $125 in organizational costs, and $5,966 being the value of its investment in New York Bagel Company, Inc. Once again, there were no liabilities.

The Company has not engaged in any significant operations since inception other than oversight of its investment in NYBC, corporate maintenance activities, acquisition of capital, and preparation for filing of its Registration Statement on Form 10SB-12(g). No operating revenues have been realized by the Company since inception.

Management of the Company believes that it has sufficient cash reserves to continue to operate at its current level for at least the next twelve months. The Company currently has no employees and management does not foresee hiring any employees. The Company does not engage in operations, does not engage in research and development, and does not own a plant or any significant equipment. Thus these do not present an avenue for the Company to realize cash to meet its needs. The Company is only a holding company holding a 19% interest in NYBC. Thus the Company's only potential source of revenues is NYBC. Management believes that the Company will realize dividend income from NYBC within the next six months, and that this income, based on the Company's current 19% interest in NYBC, will be equal to or greater than the Company's annual expenses.


Need for Additional Financing

The Company believes that its existing capital will be sufficient to meet the Company's cash needs through the inception of dividend receipts. The Company believes that these dividends will generate sufficient cash for its operating needs by the end of the third quarter. The Company therefore does not foresee the need for additional financing in the year ahead.





Item 3.  DESCRIPTION OF PROPERTY.

The Company currently maintains an office within the home of its President and which is furnished gratis by its President. Management believes that the Company will not need to maintain any other office at any time in the foreseeable future.






Item 4.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY OWNERS.

As of March 22, 2000, the following persons were known by the Company to be part of Management or to own, of record or beneficially, 5% or more of the Company's Common Stock.

Name and Address of           Class of          Number of         Percent
Beneficial Owner              Shares            Shares            Owned

Dennis Greenfield (1)         Common            5,000,000         71.4%
127 Bunga Ext.,
Ayala Alabang Village
Muntinlupa City
Metro Manila
Philippines 1780

Lorelie Capul (2)             None                  0               0%
127 Bunga Ext.,
Ayala Alabang Village
Muntinlupa City
Metro Manila
Philippines 1780

(1) Dennis Greenfield serves as President and Director. He may also be deemed the "parent" of the Company, as defined by the Securities and Exchange Commission.

(2) Lorelie Capul serves as Secretary and Director.




Item 5.  DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES.

The directors and executive officers currently serving the Company are as follows:

Name and Address              Age               Position

Dennis Greenfield (1)         59                President & Director
127 Bunga Ext.,
Ayala Alabang Village
Muntinlupa City
Metro Manila
Philippines 1780

Lorelie Capul (2)             26                Secretary & Director
127 Bunga Ext.,
Ayala Alabang Village
Muntinlupa City
Metro Manila
Philippines 1780





Resumes of the Officers and Directors of the Company are as follows:

Dennis Greenfield
President, Director

Dennis Greenfield has been a co-owner of the NYBC and has been responsible for its administration since 1996. From 1992 to 1996 he was Director of operations at Asiawealth Apparel, Inc. of Manila where he was responsible for all production and administration of the company's operations in the Philippines. From 1990 to 1992 he was Consultant Manager for new product development at Feltman Brothers, also of Manila. Prior to 1990 he held similar positions in manufacturing management with a number of other companies both in Asia and in the United States. Mr. Greenfield holds a B.A. in Business Administration from Seattle University.

Lorelie Capul
Secretary, Director

Lorelie Capul has also served as Manager of Sales and Marketing and Purchasing for the NYBC since May, 1998. She is involved in the local distribution of finished products as well as in sourcing of raw materials and supplies. Prior to May, 1998 she worked as an industrial engineer at Star Performance Inc., a manufacturer of underwear, where she conducted time and motion studies to determine the efficiency of workers. She also provided assistance to the Production Manager to improve productivity and cost through development and implementation of simplification, methods analysis, and cost control. Other activities included checking sewer performance levels, quality performance, and line balancing. She received her B.S. in Industrial Engineering from Manuel Luis Quezon University in March, 1995.

Item 6.  EXECUTIVE COMPENSATION

The Issuer pays no cash compensation to either of its officers and directors, however both directors receive cash compensation from NYBC for their services to that company. Mr. Greenfield receives a salary of 1,200,000 pesos per year (approximately $30,000 per year) from NYBC. Ms. Capul receives a salary of 117,000 pesos per year (approximately $2,925 per year) from NYBC. Thus the two officers and directors of the Issuer receive a combined total of approximately $32,925 annually from NYBC. The Issuer has agreed to consider cash compensation to its officers when positive cash flow permits, but not before then. In addition, Mr. Greenfield has been compensated for his services as President by his ownership of 5,000,000 shares of the Issuers common stock (see below). The Issuer paid Ms. Capul, for her services as Secretary, some 20,000 shares of its common stock on August 11, 2000 (the second anniversary of her appointment as Secretary). The Issuer has agreed to pay her an additional 10,000 shares for her services for the year ending August 11, 2001, or fraction thereof.

On August 11, 1998 Mr. Dennis Greenfield, then President and a Director of the Company, received 5,000,000 shares of common stock. These shares were issued in exchange for his shares in NYBC representing a 19% interest in NYBC. On March 31, 1999 and again on March 17, 2000 the shares were split two for one. However, also on March 17, 2000, Mr. Greenfield returned all of his "split" shares to treasury for cancellation. Consequently, Mr. Greenfield now holds a total of 5,000,000 shares of common stock. Ms. Capul holds 20,000 common shares

There is no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Company in the event of retirement.

No cash remuneration (other than the possibility that the issue will be reconsidered when the Company is profitable as reported in paragraph 1 of this item), is proposed to be paid in the future, directly or indirectly, to any officer or director under any plan which is presently existing. No options have been granted.

                         Summary Compensation Table
Name and Position   Year  Salary  Bonus  Other Comp.  Restricted Stock Awards


Dennis Greenfield   1998  $ 0     $ 0    $ 0          5,000,000 shares
President/Director

Dennis Greenfield   1999  $ 0     $ 0    $ 0          0 shares
President/Director


Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 11, 1998 the Company issued 5,000,000 shares of its common stock in a non-public offering to its founder and President, Dennis Greenfield. These shares were issued in exchange for a 19% interest in New York Bagel Company, Inc., a Philippine corporation. On March 31, 1999 and again on March 17, 2000 the shares were split two for one. However, also on March 17, 2000, Mr. Greenfield returned all of his "split" shares to treasury for cancellation. Consequently, Mr. Greenfield now holds a total of 5,000,000 shares of common stock. On August 11, 2000, the Company Secretary and Director, Lorelie Capul, was issued 20,000 shares of common stock for her services during the two previous years. The two officers and directors are both salaried employees of NYBC. Their combined annual compensation from that company totals $32,925.


PART II

ITEM 1.   LEGAL PROCEEDINGS

None


ITEM 2.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

A. Market Information.

The Common Stock of the Company is not currently traded and has never been traded in the past. Hence there is no market history.

There is only one class of stock: Common. None of the Company's stock is subject to options or warrants to purchase, and there are no securities convertible into the Company's common stock.

There is currently no common equity that is being offered or that is proposed to be offered by the registrant.

B. Stockholders.

As of March 22, 2000, the number of common shareholders of record was 51.

C. Dividend Policy.

The Company has not paid any dividends to date, and it does not expect to pay any dividends at any time in the foreseeable future. The board of directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D. Reports to Shareholders.

The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation, and certain other requirements under the Securities Exchange Act of 1934 as amended.

E. Transfer Agent and Registrar.

The transfer agent for the Company's common stock is Interwest Transfer, P. O. Box 17136, Salt Lake City, Utah, 84117.

ITEM 3.   RECENT SALES OF UNREGISTERED SECURITIES

On August 11, 1998 the Company issued 5,000,000 shares of common stock to its President, Dennis Greenfield, in exchange for a 19% interest in New York Bagel Company, Inc., a Philippine corporation. These shares were issued in a non-public offering in reliance on Section 4(2) of the Securities Act of 1933 as amended.

On or about August 19, 1998 the Company filed a Form-D with the U.S. Securities and Exchange Commission. Between August 19, 1998 and September 15, 1998 the Company offered and sold common shares to a total of 50 unaffiliated individuals. Those individuals purchased a total of 500,000 shares for total proceeds of $5,000. The offers and sales were made pursuant to Rule 504 of Regulation D under the Securities Act of 1933 as amended.

All shares were subsequently split two (2) for one (1) twice, first on March 31, 1999 and again on March 17, 2000. Also on March 17, 2000, Dennis Greenfield, the President of the Company and the holder of 20,000,000 shares, returned 15,000,000 of his shares (that being the total number received through stock splits) to the treasury for cancellation. Consequently, Mr. Greenfield now holds the same number of shares in the Company that he held originally, 5,000,000 shares, while investors in the Company now hold 2,000,000 shares. As of the date hereof, a total of seven million (7,000,000) shares are issued and outstanding and these are held by fifty-one (51) shareholders of record.

ITEM 4.   DESCRIPTION OF SECURITIES

Common Stock

The Company's Certificate of Incorporation authorizes the issuance of 50,000,000 shares of Common Stock, par value $0.0001 per share, of which 7,000,000 shares were outstanding as of March 22, 2000.

Description of Rights and Liabilities of Common Stockholders.

Voting Rights - Each record holder of common stock is entitled to one vote for each share held on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Thus the holder of fifty percent (50%) plus one of the shares voting for the election of directors can elect all of the directors.

Dividend Rights - Holders of common stock are entitled to share ratably in such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds.

Liquidation Rights - In the event of liquidation, dissolution or winding up of the affairs of the Company, holders of shares of common stock are entitled to share ratably all net assets remaining after payment in full of all liabilities.

Preemptive Rights - Holders of common stock have no preemptive or other subscription rights, and there are no conversion or redemptive rights or sinking fund provisions with respect to such shares.

Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

Redemption Rights - No redemption rights exist for the Company's common stock.

Sinking Fund Provisions - No sinking fund provisions exist.

Further Liabilities for Calls - No shares of common stock are subject to further call or assessment by the issuer. The Company has not issued any stock options as of the date of this Registration Statement.

Potential Liabilities of Common Stockholders to State and Local Authorities - No material potential liabilities are anticipated to be imposed on shareholders under state laws. However, certain Delaware regulations require regulation of beneficial owners of more than five percent (5%) of voting securities. Shareholders who fall into this category may be subject to fines in circumstances where non-compliance with these regulations is established.

Debt Securities.

The Company is not registering any debt securities and there are no debt securities currently authorized or outstanding.

Other Securities to be Registered.

The Company is not registering any securities other than its common stock.




ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

The By-Laws of the Company provide indemnification of officers and directors of the Company as follows:

     By-Law 25
"The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented."

     By-Law 29
"The corporation shall, to the fullest extent permitted by the provisions of
Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any agreement, vote of stockholders or disinterested directors, or otherwise. Such indemnification shall apply both as to action in his official capacity of one holding office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."

PART F/S

ITEM 1.   FINANCIAL STATEMENTS

The following documents are filed as part of this report:
    Audited Financial Statement for the years ended
      December 31, 1998
      December 31, 1999

ITEM 2.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING AND FINANCIAL DISCLOSURES

None.
































UNIQUE BAGEL CO., INC.
(A Delaware Corporation)
127 Bunga Ext.
Ayala Alabang Village
Muntinlupa City
Metro Manila, Philippines 1780
















FINANCIAL STATEMENTS
For the periods ended December 31, 1998 and 1999



















ROBERT J. BLISS
Certified Public Accountant
Chula Vista, California









INDEX TO FINANCIAL STATEMENTS




                                                                 PAGE

INDEPENDENT AUDITOR'S REPORT                                      1


FINANCIAL STATEMENTS:

   Balance Sheet as of December 31, 1998 & 1999                   2

   Statement of Operations for the period ended
   December 31, 1998 and 1999                                     3

   Statement of Changes in Stockholders' Equity
   For the period ended December 31, 1998 and 1999                4

   Statement of Cash Flows for the period ended
   December 31, 1998 and 1999                                     5

NOTES TO FINANCIAL STATEMENTS                                     6-7































ROBERT J. BLISS, C.P.A.
289 Church Avenue
Chula Vista, California  91910
Tel (619) 585-7595  *  Fax (619) 585-7597





Independent Auditor's Report



The Board of Directors
Unique Bagel Co., Inc.



I have audited the accompanying balance sheet of Unique Bagel Co., Inc. (a Delaware Corporation) as of December 31, 1998 and 1999, and the related statements of income, stockholders' equity and cash flows for the period from inception (August 11, 1998) to December 31, 1998 and for the year ended December 31, 1999. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable accordance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Unique Bagel Co., Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the periods ended December 31, 1998 and 1999 in conformity with generally accepted accounting principles.


March 1, 2000
                                               Robert J. Bliss
                                               Chula Vista, CA









UNIQUE BAGEL CO., INC.
(a Delaware Corporation)
BALANCE SHEET



                                   ASSETS



CURRENT ASSETS                                       December 31,
                                                  1999        1998

    Cash                                          2,006       5,000

INVESTMENTS

    19% of New York Bagel Co., Inc.               5,966       5,966

ORGANIZATION COST                                   125         125

    TOTAL ASSETS                                  8,097      11,091





                      LIABILITIES AND STOCKHOLDERS EQUITY


CURRENT LIABILITIES

    Accounts payable                                  0           0

STOCKHOLDERS EQUITY

    Common stock, 40,000,000 shares
    Authorized at $0.0001 par value;
    11,000,000 shares issued and outstanding      1,100         550

    Capital in excess of par value                9,991      10,541
    Accumulated deficit                          (2,994)

    TOTAL STOCKHOLDERS EQUITY                     8,097      11,091

    TOTAL LIABILITIES AND STOCKHOLDERS EQUITY   $ 8,097     $11,091







The accompanying notes are an integral part of these financial statements.



UNIQUE BAGEL CO., INC.
(a Delaware Corporation)
STATEMENT OF INCOME




                                                     For the years ended
                                                         December 31
                                                    1999             1998



REVENUE                                           $   0            $   0

OPERATING EXPENSES

    General and Administrative                    2,994                0

Total Operating Expense                           2,994                0

Net Income (loss)                                (2,994)               0

Income Taxes                                          0                0

Net Income                                    $  (2,994)               0

Earnings Per Share                            $ (.00031)               0

Weighted Average Shares Outstanding           9,625,000        5,500,000























The accompanying notes are an integral part of these financial statements.



UNIQUE BAGEL CO., INC.
(a Delaware Corporation)
STATEMENT OF STOCKHOLDERS EQUITY
December 31, 1999


                                                             Deficit
                                                             Accumulated
                                         Capital             During the
                     Common Stock        Excess of           Development
                   Shares    Amount      Par Value           Stage



Balance, 8-11-98        0        $  0        $  0             $  0

Shares issued
to acquire 19% of
New York Bagel Co.
Inc. and to pay
organization cost
of $125 on 8-11-98
valued at approx
0.0012 per share    5,000,000     500       5,591

Issuance of
500,000 shares
of common stock
in August 1998 at
$0.01 per share       500,000      50       4,950

Net income for
the period ended
12-31-98                                                         0

Stock split:
two for one on
March 31, 1999      5,500,000     550        (550)

Net income for
The year ended
12-31-99                                                    (2,994)

Balance on
12-31-99           11,000,000  $1,100      $9,991          $(2,994)








The accompanying notes are an integral part of these financial statements.


UNIQUE BAGEL CO., INC.
(a Delaware Corporation)
STATEMENT OF CASH FLOWS



                                                    For the years ended
                                                        December 31
                                                     1999         1998



CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income (loss)                            $(2,994)            0

    Adjustments to reconcile
    net operating activities                           0             0

NET CASH USED IN OPERATING ACTIVITIES             (2,994)            0

CASH FLOWS FROM INVESTING ACTIVITIES                   0             0
    Organizational cost                                           (125)
    Investment in New York Bagel                                (5,966)
      TOTAL CASH USED IN INVESTING                              (6,091)

CASH FLOWS FROM FINANCING ACTIVITIES                   0             0

PROCEEDS FROM ISSUANCE OF COMMON STOCK                          11,091

NET INCREASE (DECREASE) IN CASH                   (2,994)        5,000

CASH - BEGINNING                                   5,000             0

CASH - ENDING                                     $2,006        $5,000




















The accompanying notes are an integral part of these financial statements.



UNIQUE BAGEL CO., INC.
(A Delaware Corporation)
NOTES TO FINANCIAL STATEMENTS
December 31, 1998 and 1999



Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.    Organization

The financial statements presented are those of Unique Bagel Co., Inc. (the company). The company was incorporated on August 11, 1998 in the state of Delaware, to be a diversified holding company.

b.    Stockholders Equity

The company is authorized to issue 50,000,000 shares of common stock, par value $0.0001 per share, of which 11,000,000 shares are issued and outstanding. In August and September 1998 the company sold 500,000 shares of common stock at $.01 per share for a total proceeds of $5,000. On March 31, 1999 the shareholders of the company agreed to a two for one stock split, issuing 5,500,000 shares to increase the total number of shares of common stock issued and outstanding to 11,000,000 shares.

On August 11, 1998, the company acquired 19% of New York Bagel Company, Inc., in a related party transaction. New York Bagel commenced operations in 1996 under the name "New York Bagel Company" and was incorporated in the Philippines in March of 1998 as the "New York Bagel Company, Inc." The company holds an option to acquire the remaining eighty-one percent (81%) of New York Bagel Company, Inc. The company acquired its 19% interest in New York Bagel Company, Inc. through the issuance of five million (5,000,000) shares of its common stock to New
York Bagel Company, Inc.'s shareholder. The investment in New York Bagel Company, Inc. is recorded at the cost of that company to its founder, Dennis Greenfield. Mr. Greenfield is also the President of Unique Bagel Co., Inc.

c.    Accounting Method

The company's financial statements are prepared using the accrual method of accounting. The company has elected a December 31 year end.

d.    Net Income

The company is in the development stage and as such had no income or expenses in 1998 and a loss in 1999.

e.    Provision for taxes

The company accounts for income taxes using Statement of Financial Accounting Standard No 109, the liability method is used in accounting for income taxes.



f.    Earnings Per Share

Earnings per share is provided in accordance with the Statement of Financial Accounting Standards No. 128 (SFAS 128). Due to the Company's simple capital structure, only one earnings per share calculation is presented. Earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period.

g.    Limited History of Operations

The company was organized on August 11, 1998 and has had no operations to date other than those of New York Bagel Company, Inc. which the company acquired on August 11, 1998. The success of the company must be considered in light of the problems encountered with the start up of a new business and the likelihood of succeeding.












PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit  No.

Acquisition Agreement                           2.1
Option to Acquire Balance of NYBC               2.2
Articles of Incorporation                       3.1
Bylaws                                          3.2





















EXHIBIT NO. 2.1
MINUTES BY WHICH COMPANY AGREED TO ACQUIRE INTEREST IN NYBC


Minutes of the First Meeting of the Board of Directors of UNIQUE BAGEL CO., INC.


The meeting was held on August 11, 1998. Dennis Greenfield and Lorelie Capul, they being all of the directors, were present. This was the first meeting of the directors.

The directors reviewed the proposed by-laws for the Company, and on motion duly made and seconded they

RESOLVED, that the Company By-Laws attached to these minutes are adopted as the By-Laws for the Corporation.

The directors then noted the need to appoint corporate officers, and on motion duly made and seconded they

RESOLVED, that Dennis Greenfield serve as President of the Company and that Lorelie Capul serve as Vice President and Secretary; each to serve until further notice.

Dennis Greenfield noted his desire to capitalize the Company by selling to it a 19% interest in New York Bagel Company, Inc., a corporation established and operating under the laws of the Philippines, together with an option (attached) to acquire the remaining 81% interest in New York Bagel Company, Inc., for a total of 5,000,000 shares in Unique Bagel Co., Inc.. He further noted that he is the sole shareholder of New York Bagel Company, Inc. Because Mr. Greenfield is an interested party he abstained from further consideration of his proposal. Ms. Capul, as the sole disinterested director, noted that the Company had no other immediate prospects for a suitable business, and

RESOLVED, that 5,000,000 common shares in the Corporation be issued to Dennis Greenfield in exchange for (1) shares representing a 19% interest in New York Bagel Company, Inc. and (2) a three year option to acquire the balance of that business by issuing an additional 20,000,000 shares therefor, and

FURTHER RESOLVED, that the officers of the Company take all necessary and appropriate steps to receive the share certificates for New York Bagel Company, Inc. and to issue the share certificates in Unique Bagel Co., Inc. to Dennis Greenfield.

There being no further business to come before the Board, the meeting was adjourned.








EXHIBIT NO. 2.2
OPTION AGREEMENT FOR PURCHASE 81% INTEREST IN NYBC



OPTION TO PURCHASE SHARES OF
NEW YORK BAGEL COMPANY, INC.


This agreement, when signed by Dennis Greenfield as seller/optionor (the "Optionor"), will constitute a legally binding agreement (the "Agreement") to offer shares of stock in New York Bagel Company, Inc. (the "Company") for sale to Unique Bagel Co., Inc., the buyer/optionee (the "Optionee"). Optionor and Optionee hereby agree that they have received due and sufficient consideration, each from the other, in entering into this
Agreement.   Optionor and Optionee agree as follows:

1)	Subject to the terms herein, the above named Optionor hereby offers to sell to Optionee eight-hundred and ten (810) common shares (the "Shares") in the Company at a price of twenty million (20,000,000) shares of common stock in Unique Bagel Co., Inc. (the Optionee) for a period of three (3) years
(the "Expiry Date") from the date of this Agreement (the "Closing Date").
This Option shall be irrevocable and shall be enforceable until 5:00 p.m., Manila time, on the Expiry Date.

2) 	The Optionor hereby grants the Optionee the right and proxy to vote the Shares at any meeting of the Company's shareholders from the date of this Agreement until the Expiry Date.

3) 	This Agreement is an option only, and at any time up to the date that all contemplated consideration is paid, the Optionee may elect not to purchase the Shares, thereby terminating this Agreement, and any consideration already paid by the Optionee shall be non-refundable.

The terms of this offer and resultant binding Agreement are understood and hereby accepted by the Optionor (Seller) on this eleventh day of August, 1998.

/s/ Dennis Greenfield

Optionor (Seller)

The terms of this offer and resultant binding Agreement are understood and hereby accepted by the Optionee (Buyer) on this eleventh day of August, 1998.

/s/ Unique Bagel Co., Inc.
by /s/ Lorelie Capul, Secretary

Optionee (Buyer)







EXHIBIT NO. 3.1

CERTIFICATE OF INCORPORATION OF
UNIQUE BAGEL CO., INC.

FIRST: The name of the corporation is UNIQUE BAGEL CO., INC.

SECOND: The address of its registered office in the State of Delaware is Three Mill Road, Suite 104 in the City of Wilmington, County of New Castle, 19806-2146. Its registered agent at such address is The Incorporators Ltd.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The corporation shall have the authority to issue fifty million shares of common stock with a par value of $0.0001.

FIFTH: The Board of Directors is expressly authorized to adopt, amend, or repeal the By-Laws of the corporation.

SIXTH: The stockholders and directors may hold their meetings and keep the books and documents of the corporation outside the State of Delaware, at such places from time to time designated by the By-Laws, except as otherwise required by the Laws of Delaware.

SEVENTH: The corporation is to have perpetual existence.

EIGHTH: The name and mailing address of the incorporator is Matthew D. Esteves at Three Mill Road, Suite 104, Wilmington, DE 19806-2146.

NINTH: The number of directors of the corporation shall be fixed from time to time by its By-Laws and may be increased or decreased.

TENTH: The Board of Directors is expressly authorized and shall have such authority as set forth in the By-Laws to the extent such authority would be valid under Delaware Law.

ELEVENTH: No director of the corporation shall have personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty or loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

THE UNDERSIGNED Incorporator for the purpose of forming a corporation pursuant to the laws of the State of Delaware, does make this Certificate, hereby declaring and certifying that the facts herein stated are true.
August 11, 1998
					BY:     /s/ Matthew D. Esteves
						Matthew D. Esteves - Incorporator



EXHIBIT NO. 3.2
BY-LAWS OF THE CORPORATION


CORPORATE BY-LAWS
OF
UNIQUE BAGEL CO., INC.


OFFICES

     I - The registered office of the corporation shall be in the State of Delaware. The resident agent in charge thereof shall be appointed by the Board of Directors. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

CORPORATE SEAL

     2. The corporation may transact any and all business without the need for a corporate seal. If a seal is required by law, the corporation may use a facsimile where inscribed therein is the name of the corporation, the year of its incorporation, and the words "Corporate Seal, Delaware". In its discretion, the Board is permitted to acquire and use a true seal setting forth the information noted above.

MEETING OF STOCKHOLDERS

     3. The annual meeting of stockholders for the election of directors shall be held on a day during the first six months of each fiscal year, at a time, and at a place all as set by the Board of Directors. At said meeting the stockholders shall elect by plurality vote, a Board of Directors, and may transact such other business as may come before the meeting.

     4. Special meetings of the stockholders may be called at any time by the President, and shall be called by the President or Secretary on the request in writing of a majority of the directors or at the request in writing of a majority in voting interest of stockholders entitled to vote.

     5. All meetings of the stockholders for the elections of directors shall be held at the office of the corporation in the State of Delaware, or at such other place as may be fixed by the Board of Directors, provided that at least ten days' notice be given to the stockholders of the place so fixed. All other meetings of the stockholders shall be held at such place or places, within or without the State of Delaware, as may from time to time be fixed in the notices or waivers of notice thereof.

     6. Stockholders of the corporation entitled to vote shall be such persons as are registered on the stock transfer books of the corporation as owners of stock. The Board of Directors may set a record date for annual meetings, but such record date may not be more than 45 days prior to the annual meeting.

     7. A complete list of stockholders entitled to vote, arranged in alphabetical order, shall be prepared by the Secretary or Transfer Agent and shall be open to the examination of any stockholder at the place of election during the whole time of the election.

     8. Each stockholder entitled to vote shall, at every meeting of the stockholders, be entitled to one vote for each share held. Each stockholder entitled to vote may vote in person or by proxy signed by the stockholder, but no proxy shall be voted on or after three years from its date, unless it provides for a longer period. Such right to vote shall be subject to the right of the Board of Directors to fix a record date for stockholders as provided by these By-Laws.

     9. The holders of 30% of the stock issued and outstanding and entitled to vote at a meeting of the stockholders, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. If such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

     10. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power, present in person or represented by proxy, shall decide any question properly brought before such meeting, unless the question is one which by express provision of the statutes of the State of Delaware or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

     11. Notice of all meetings shall be mailed by the Secretary to each stockholder of record entitled to vote at his last known post office address, for annual meetings fifteen days and for special meetings ten days prior thereto.

     12. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

     13. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of voters that would be necessary to authorize or take such action at a. meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent, shall be given to those stockholders who have not consented in writing.

DIRECTORS

     14. The property and business of the corporation shall be managed and controlled by the Board of Directors.

     15. The directors shall hold office until the next annual election and until their successors are elected and qualified. Directors shall be elected by the stockholders, except that if there be any vacancies on the Board of Directors by reason of death, resignation, or otherwise, or if there be any newly created directorships resulting from any increase in the number of directors, such vacancies or newly created directorships may be filled for the unexpired term by a majority of the directors then in office, though less than a quorum.

POWERS OF DIRECTORS

     16. The Board of Directors shall have all such powers as may be exercised by directors of a Delaware corporation, subject to the provisions of the statutes of Delaware, the Certificate of Incorporation, and the By-Laws.

MEETINGS OF DIRECTORS

     17. After each annual election of directors, the newly elected directors may meet for the purpose of organization, the election of officers, and the transaction of other business, at such time and place as shall be fixed by the stockholders at the annual meeting, and, if a majority of the directors be present at such place and time, no prior notice of such meeting will be required to be given to the directors. The place and time of such meeting may also be fixed by written consent of the directors.

     18. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board.

     19. Special meetings of the directors may be called by the president on two days' notice in writing or on one days notice by telegram to each director and shall be called by the president in like manner on the written request of two directors.

     20. Special meetings of the directors may be held within or without the State of Delaware at such place as is indicated in the notice or waiver of notice thereof.

     21. A majority of the directors in office at the time of any regular or special meeting shall constitute a quorum.

     22. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if all members of the Board consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.

     23. Members of the Board of Directors may participate in a meeting of the Board of Directors by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting may hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES

     24. The Board of Directors may, by resolution, create committees from time to time, which committees shall have and may exercise all the powers and authority of the Board of Directors to manage the business and affairs of the corporation. However, the committees shall not have the power to amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the corporation's property and assets, recommend to the stockholders a dissolution of the corporation or a revocation of a dissolution, amend the By-Laws of the corporation; and, unless a resolution or the Certificate of Incorporation expressly so provides, no such committee shall have the power to declare a dividend or authorize the issuance of stock.

INDEMNIFICATION

    25. The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

OFFICERS OF THE CORPORATION

     26. The officers of the corporation shall be a president, a secretary, a treasurer, and such other officers as may from time to time be chosen by the Board of Directors. All offices may be held by the same person.

     27. The officers of the corporation shall hold office until their successors are chosen and qualify in their stead. Any officer chosen or appointed by the Board of Directors may be removed either with or without cause at any time by the affirmative vote of a majority of the whole Board of Directors. If the office of any officer or officers becomes vacant for any reason, the vacancy shall be filled by the affirmative vote of a majority of the whole Board of Directors.

     28. In case of the absence or disability of any officer of the corporation, or for any other reason deemed sufficient by a majority of the Board of Directors, the duties of that officer may be delegated by the Board of Directors to any other officer or to any director.

INDEMNIFICATION

     29. The corporation shall, to the fullest extent permitted by the provisions of Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any agreement, vote of stockholders or disinterested directors, or otherwise. Such indemnification shall apply both as to action in his official capacity of one holding office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person."



SECRETARY

     30. The secretary shall attend all meetings of the corporation, the Board of Directors, and its committees. He shall act as clerk thereof and shall record all of the proceedings of such meetings in a book kept for that purpose. He shall have custody of the corporate seal of the corporation and shall have authority to affix the seal to any instrument requiring it and when so affixed, it may be attested by his signature. He shall give proper notice of meetings of stockholders and directors and shall perform other such duties as shall be assigned to him by the president or the Board of Directors.

TREASURER

     31. The treasurer shall have custody of the funds and securities of the corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation. He shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

     32. The treasurer shall disburse such funds of the corporation as may be ordered by the Board or the president, taking proper vouchers for such disbursements, and shall render to the president and directors, whenever they may require it, an account of all his transactions as treasurer and of the financial condition of the corporation, and at the regular meeting of the Board next preceding the annual members meeting, a like report for the preceding year.

     33. The treasurer shall keep an account of stock registered and transferred in such manner subject to such regulations as the Board of Directors may prescribe.

     34. The treasurer shall give the corporation a bond if required by the Board of Directors in such sum and with security satisfactory to the Board of Directors for the faithful performance of the duties of his office and the restoration to the corporation, in the case of his death, resignation, or removal from office, of all books, paper, vouchers, money and other property of whatever kind in his possession, belonging to the corporation. He shall perform such other duties as the Board of Directors or executive committee may from time to time prescribe or require.

PRESIDENT

     35. The president shall be the chief executive officer of the corporation. He shall preside at all meetings of the stockholders and the Board of Directors, and shall have general and active management of the business of the corporation, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

     36. The president shall execute bonds, mortgages, and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.



STOCKS

     37. Every holder of stock in the corporation shall be entitled to have a certificate, signed by, or in the name of the corporation by, the president or secretary of the corporation, certifying the number of shares owned by him in the corporation. Certificates may be issued for partly paid shares, and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefore, and the amount paid thereon, shall be specified.

     38. Any or all of the signatures on the certificates may be facsimile.

     39. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming their certificate of stock to be lost, stolen or destroyed. The Board of Directors may, in its discretion and as a condition precedent to the issuance thereof; require the owner of such lost, stolen, or destroyed certificate or certificates to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

CHECKS

     40. All checks, drafts, or orders for the payment of money shall be signed by the treasurer or by such other officer or officers as the Board of Directors may from time to time designate. No check shall be signed in blank.


BOOKS AND RECORDS

     41 The Books, accounts, and records of the corporation, except as otherwise required by the laws of the State of Delaware, may be kept within or without the State of Delaware, at such place or places as may from time to time be designated by the By-Laws or by the resolutions of the directors.

NOTICES

     42 Notice required to be given under the provisions of these By-Laws to any director, officer or stockholder, shall not be construed to mean personal notice, but may be given in writing by depositing the same in a post office or letter box, in a post-paid sealed wrapper, addressed to such stockholder, officer, or director at such address as appears on the books of the corporation, and such notice shall be deemed to be given at the time when the same shall thus be mailed. Any stockholder, officer, or director, may waive, in writing, any notice required to be given under these By-Laws, whether before or after the time stated therein.

DIVIDENDS

     43. Dividends upon the capital stock of the corporation, subject to the Certificate of incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation.

     44. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors shall think conducive to the best interest of the corporation. The directors may modify or abolish any such reserve in the manner by which it was created.

FISCAL YEAR

     45. The fiscal year of the corporation shall be determined by the Board of Directors.


AMENDMENT OF BY-LAWS

     46. These By-Laws may be amended, altered, repealed, or added to at any regular meeting of the stockholders or of the Board of Directors, or at any special meeting called for that purpose, by affirmative vote of a majority of the stockholders entitled to vote, or by affirmative vote of a majority of the whole board, as the case may be.

     47. Any and all disputes and controversies by and between the shareholders or the directors arising out of or with respect to the business of or affecting the affairs of the corporation, which disputes and controversies cannot be resolved under the terms of the corporate By-Laws or Certificate of Incorporation, because of a tie vote or deadlock between the directors and shareholders shall be settled by arbitration in the following manner. Each side of the dispute shall be entitled to name one arbitrator and both arbitrators so named shall together agree upon a third arbitrator, with the findings of the arbitration panel to be binding upon all parties to the dispute. Unless otherwise mutually agreed by the parties the arbitration shall take place in accordance with and subject to the provisions of the Delaware Uniform Arbitration Act., 10 Del. C. "5701 et.seq.

Adopted by the Board of Directors on August 11, 1998.


























SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this first amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Unique Bagel Co., Inc.
By:  /s/ Dennis Greenfield, President & Director
Date: August 29, 2000